

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2023

Shan-Nen Bong
Chief Financial Officer
Aurora Mobile Limited
14/F, China Certification and Inspection Building
No. 6, Keji South 12th Road , Nanshan District
Shenzhen, Guangdong 518057
People's Republic of China

> **Re: Aurora Mobile Limited**
> **Form 20-F filed on April 18, 2023**
> **Response letter dated September 20, 2023**
> **File No. 001-38587**

Dear Shan-Nen Bong:

We have reviewed your September 20, 2023 response to our comment letter.. In order to help us more fully evaluate your responses to prior comments 2 and 3 regarding the Investment Company Act of 1940 (the "Investment Company Act"), we have the following comments:

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 21, 2023 letter.

Response letter dated September 20, 2023

Item 3. Key Information, page 3

1. In response to prior comment 2, you stated "As of June 30, 2023, the Company and its subsidiaries and VIE had 429 employees, none of whom are actively engaged in managing the Company's and its subsidiaries' and VIE's investments on a full-time basis." Please clarify whether the Company, its subsidiaries or the VIE have any employees, and the number of employees, who manage the Company's and its subsidiaries' and VIE's investments on a part-time basis.

2. In response to prior comment 3, we note that you provided a table for the Company, listing "Value of subsidiary" at 127, 422, 195 USD. We also note that the organization

chart you provided in the response letter from July 21, 2023 listed two subsidiaries: 1) Meta Reality Limited and 2) UA Mobile Limited. Please clarify whether the "value of subsidiary" notation includes both such entities. If not, please update the table to reflect the value of both of the Company's subsidiaries.

3. In response to prior comment 3, pertaining to the table you provide for JPush InformationConsultation (Shenzhen) Co., Ltd. ("JPush") we have the following comments:
    - Please explain how the VIE is reflected on the JPush table.
    - The table refers to "trade receivables," "prepayments," "other receivables," and a "right-of-use asset." As requested previously, please provide a detailed factual description of each of these items and the legal basis for your apparent position that such items are not investment securities.

4. The staff reserves the right to ask additional questions about the tables provided for various other entities, including, in particular, your proposed treatment of various assets as non-investment securities. In the meantime, the staff notes that, in the response to prior comment 3, you state in note 5 that: "Intangible assets represent computer software, systems and technology, brand and customer relationship acquired in a business combination." Please provide specific facts and details regarding the nature of the intangible assets and the business combination mentioned.

 Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology